SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 0-31212

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One 345 Queen Street Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):  ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: June 6, 2003

* Print the name and title of the signing officer under his Signature.

®

METAL STORM LIMITED

A.C.N. 064 270 006

Company Contact: Sylvie Moser-Savage Metal Storm Limited TEL: 07 3221 9733 ms@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital Pty Ltd TEL: 02 9964 0200	Media Contact: John Bayly Bayly Willey Holt TEL: 07 3368 2355

METAL STORM LIMITED ANNOUNCES APPOINTMENT OF

GENERAL MANAGER IN AUSTRALIA

BRISBANE, AUSTRALIA – 23 May, 2003: Metal Storm Limited (ASX code: MST and NASDAQ Small Cap: MTSX), announced today that Mr Ian Gillespie will join the company as General Manager effective Monday 26 May. Mr Gillespie will be based in Brisbane and report directly to the Chief Executive Officer, Mr Charles Vehlow.

As General Manager, Ian Gillespie will be responsible for the management and leadership required for the interface with Metal Storm’s Australian customers, and for furthering business relationships with Metal Storm’s Australian partners. He will also take the lead role in Australia for investor relations. In undertaking these responsibilities he will interact with the Board in relation to providing advice on company business issues. Importantly, Ian will support the business development and commercialisation opportunities in Australia, United Kingdom, Europe and Asia.

The appointment of a General Manager allows the company’s founder and inventor, Mike O’Dwyer, to now focus full time on innovation and product development. Mike’s role will also include moving product into defence industry markets as well as technical support to the Australian and US R&D program effort.

Ian is a seasoned executive who brings to Metal Storm over 18 years of extensive commercial sector experience from a number of industries and markets in Australia and internationally. Prior to joining Metal Storm he held the position of Managing Director and Chief Executive Officer of Grow Force Australia Ltd, where he had responsibility for business planning, strategy formulation and growth, and investor relations. Between 1984 and 1999 he worked for Wormald International Limited, Atlas Steels Limited and Incitec Limited/Chemtrans where in all three companies at various times he held positions as General Manager.

Ian holds a Bachelor of Arts (Industrial Relations), a Diploma of Laws NSW and was admitted as a Barrister-at-Law, Supreme Court of NSW in 1982. He is a Graduate of the Senior Managers Program, Cranfield University, UK, 1996, a Fellow of The CEO Institute of Australia and a Member of the Australian Institute of Company Directors.

Charles Vehlow, Chief Executive Officer of Metal Storm said, “Ian’s appointment is part of our plan to further accelerate our business opportunities in Australia and the US. Ian has had experience in major public corporations in Australia and several private companies. His skills and experience in business analysis and strategy, finance, investor relations, and mergers and acquisitions, make him ideally suited to managing the Australian operations of Metal Storm and in particular, to interface our Australian efforts with expanding business partnerships in the US. Ian’s appointment continues to build Metal Storm’s business management team to support the technical and product development being undertaken by the company.”

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

®

METAL STORM LIMITED

A.C.N. 064 270 006

Company Contact: Sylvie Moser-Savage Metal Storm Limited TEL: 07 3221 9733 ms@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital Pty Ltd TEL: 02 9964 0200	Media Contact: John Bayly Bayly Willey Holt TEL: 07 3368 2355

METAL STORM DEMONSTRATES FIRINGS OF MULTI BARREL POD SYSTEM

INCORPORATING NEW 40MM AMMUNITION

BRISBANE, AUSTRALIA – 28 May 2003: Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol: MTSX) announced today the successful firing of a multi barrel pod system firing conventional 40mm projectiles converted into a stacked round Metal Storm configuration.

In line with the company’s product development plans, the success of these firings materially advances Metal Storm technology by demonstrating a ‘conversion capability’ for conventional ammunition in a Metal Storm weapon system. This significant demonstration opens the path for further explosive firings and the development of high explosive and bursting munitions.

These important firings substantially enhance Metal Storm’s ‘in house’ product development and allow for demonstrations of the company’s own prototype products directly to defence customers.

Metal Storm’s Chairman Bill Owens said, “The development of the ‘conversion’ projectile and the firings, represent a future development path that Metal Storm plans to expand in a number of ways. The company’s investment in its R&D capability provides the means to build and demonstrate our weapon systems and munitions to customers world wide.”

“This internal capability marks a new stage of R&D self reliance for Metal Storm by enhancing our work with external agencies in the development of Metal Storm technology. I anticipate it will be particularly beneficial in moving to secure major R&D programs in defence and will also improve our ability to meet commercial timelines.”

The developments announced today will be further refined in coming months and will lead into direct technical support of the SBIR programs Metal Storm is currently undertaking in the US. The success of this week’s demonstration extends the previously announced Repeatable Access Denial System (RADS) from its original 16mm calibre kinetic system up to a 40mm bursting, explosive munition system. The RADS system will be developed and combined with other calibres ready for demonstration in the US in the second half of 2003.

Bill Owens added, “The outcomes of these firings represent significant technological progress which allow the company to advance its munition development from kinetic and pyrotechnic projectiles through to a variety of lethal and less than lethal munitions to meet the capabilities demanded by customers from Metal Storm weapon systems. The company is currently in dialogue with a number of leading munition manufacturers in response to interest to produce Metal Storm munitions”.

Former US Special Operations Commander and Director of Metal Storm, General Wayne Downing said, “These firings represent a demonstrated capability which is simply not available in the weapon inventory today. The company’s plans to further develop and demonstrate the multi calibre, multi barrel pod systems with a variety of lethal and non lethal munitions, provides a new and leading edge capability that fits with the mix and match capabilities that ground commanders are seeking on the battlefield today. The Iraq War demonstrated just how vital it is for ground forces to have a choice in responding to a range of threats that rise on the battlefield with little or no warning. The firings and developments announced by Metal Storm today go a considerable way to making that capability a reality”.

Key Outcomes and Technical Firing Details

•	The firing of 40mm conventional projectiles converted into a multi stacked Metal Storm configuration. The Metal Storm designed projectiles are fully self contained and can provide for easy loading and unloading for multiple or individual rounds. The conversion projectiles have direct application in single barrel, multi barrel or reloadable shoulder fired systems.

•	The first firing of explosive ‘flash bang’ 40mm ammunition in a multiple stacked Metal Storm configuration from a rifled barrel. ‘Flash bang’ means the rounds ignite a small explosive charge on impact. The success of this particular firing indicates the Metal Storm design will technically lead into the firing of high explosive munitions in the Metal Storm stacked configuration.

•	As a consequence of the new projectile design, Metal Storm also fired a 40mm, 16 barrel ‘pod’ mortar box system. 40mm munition is a very diverse calibre and is used in many weapon systems. The new 40mm RADS pod can be fired in the direct and indirect fire role and leads directly into supporting a number of existing R&D programs.

•	Importantly, the new 40mm conversion projectile will provide for individual or multiple projectile loading or re-loading for shoulder fired weapons. Further, developments of this capability will incorporate electronic and non electronic ignition systems including inductive ignition. This will be done by making the new technology available to enhance existing defence programs supporting this capability, or by independently developing Metal Storm’s experimental VLe Combat Weapon.

The weapon systems fired by Metal Storm will be on display at the Company’s Annual General Meeting in Brisbane, Friday 30 May 2003.

www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

ALL FIGURES PREPARED UNDER US GAAP AND IN US DOLLARS

Company Contact: Charles Vehlow, CEO Metal Storm, Inc. TEL: 703-248-8218 ms@metalstormusa.com	Investor Contact: Jody Burfening Lippert/Heilshorn & Assoc. TEL: 212-838-3777 jks@lhai.com	Media Contact: Michael Hopkins Lippert/Heilshorn & Assoc. TEL: 212-838-3777 mhopkins@lhai.com

METAL STORM REPORTS FIRST QUARTER RESULTS

ARLINGTON, VA – May 30, 2003 – Metal Storm Limited (NASDAQ Small Cap: MTSX and ASX trading code: MST), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months that ended March 31, 2003. (IN US DOLLARS)

For the first quarter of 2003, the company reported an unaudited net loss of $1,039,910 or $0.002 per share and $0.05 per ADR. Research and development expenses were $674,529 unaudited for the first quarter of 2003. Comparable figures for the first quarter of 2002 were a net loss of $891,019, unaudited or $0.002 per share and $0.04 per ADR. Comparable figures for research and development for the first quarter of 2002 were $501,725 unauditd. Metal Storm ended the first quarter of 2003 with $3,653,337 in cash and cash equivalents, unaudited.

During this period considerable progress has been made to advance Metal Storm’s technology and to further develop the company’s own internal product development programs,” said Charles Vehlow, CEO of Metal Storm. “Metal Storm technology has led to the successful award of four Small Business Innovation Research (SBIR) program grants applied for in 2002. Two of these SBIRs are with the US Missile Defence Agency, one is with the US Navy, and one is with the US Army. In addition, the National Institute of Justice “Smartgun” program, to develop a handgun which can only be operated by the authorized user, is progressing on time and on budget. These programs have also led to Metal Storm signing teaming agreements with StratCom LLc, Vista Controls and Schappel Automation Company.

“This quarter also saw Metal Storm increase emphasis on its own internal ‘build’ program to complement and expand the development work being undertaken in existing programs, while reducing product development risk. The objective of the Metal Storm ‘build’ programs is to accelerate the development of a number of technology applications, particularly in 40mm systems, and to provide a greater demonstration capability of the company’s technology in Australia and the US.”

Charles Vehlow concluded, “The product developments planned for 2003 will allow Metal Storm to actually demonstrate more of its technology to the product users, which will be invaluable in obtaining additional R&D contracts and in turn, advance the commercialization of the company’s technology.”

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In US Dollars)

	3 Months Ended Mar 31, 2003	3 Months Ended Mar 31, 2002

	(Unaudited)	(Unaudited)
Operating income:
Other Income	735
Grant income	100,952	1,254

Total operating income	101,687	1,254

Operating expenses:
Research and development	674,529	501,725
Depreciation	15,364	13,441
Rentals on operating leases	25,882	28,338
General and administrative	408,562	262,983
Stock based compensation	—	91,684

Total operating expenses	1,124,337	898,171

Loss from operations	(1,022,650)	(896,917)
Other income (expenses):
Interest income	3,852	24,207
Interest expense		(17)
Net foreign exchange gains/(losses)	(21,112)	(18,292)

Total other income (expenses)	(17,260)	5,898

Net loss	(1,039,910)	(891,019)
Loss per share	$(0.002)	(0.002)
Weighted average shares outstanding	438,901,919	423,403,558

®

METAL STORM LIMITED

A.C.N. 064 270 006

Company Contact: Sylvie Moser-Savage Metal Storm Limited TEL: 07 3221 9733 ms@metalstorm.com	Investor Contact: Frank Sufferini Orient Capital Pty Ltd TEL: 02 9964 0200	Media Contact: John Bayly Bayly Willey Holt TEL: 07 3368 2355

METAL STORM LIMITED – RESOLUTIONS PASSED AT

ANNUAL GENERAL MEETING

BRISBANE, AUSTRALIA – 30 May, 2003: Metal Storm Limited (ASX code: MST and NASDAQ Small Cap: MTSX), announces the resolutions passed at the company’s Annual General Meeting, held today in Brisbane.

Ordinary Business.

1.	Mr. JM O’Dwyer, who retires by rotation, be and is hereby elected a director of the company.

2.	Lt General DW Christman (ret), who retires by rotation, be and is hereby elected a director of the company.

3.	General WA Downing (ret), who retires by rotation, be and is hereby elected a director of the company.

Other Business

1.	The proxies in respect of representation and voting at the Annual General Meeting of the company be destroyed.

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately AU$100 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs. Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED

A.C.N. 064 270 006

CEO’S Address to AGM

Ladies and Gentlemen,

I would also like to personally extend the welcome of previous speakers, and offer my own warm welcome to Metal Storm’s fourth Annual General Meeting.

I am particularly pleased to be here today. As part of a major company restructure I was appointed Chief Executive Officer of Metal Storm in March 2003, taking over from the company’s founder and inventor of Metal Storm technology, Mike O’Dwyer. Prior to this appointment I was the company’s Chief Corporate Officer for almost 12 months. I am very excited about leading the company forward and dealing with the opportunities we have ahead.

Our Chairman Bill Owens and Deputy Chairman Terry O’Dwyer have outlined the key strategies that will set the company’s course for the next 12 months. It is now my task as CEO of Metal Storm to provide you with the detail of how those strategies will be moved forward on the path to financial success.

The significant developments of the company’s technology over the last 12 months are now leading to Metal Storm implementing supporting strategies that enhance the company’s business in both Australia and the United States. To realise the value of these developments, Metal Storm is pursuing a number of mutually supporting strategies which will allow shareholders to measure our success. These strategies include:

• Re-shaping the company’s Board while realigning the company’s strategic direction from licensing to product focus

• Secondly, Strengthening the management team in both Australia and the United states

• Thirdly, Transitioning Metal Storm, Inc., our US subsidiary into a US structure that allows it to pursue and capture R&D Contracts directly for Metal Storm, thereby securing a much greater number of funded US Department Of Defence programs.

• Finally, Securing additional collaborative and commercial industry agreements with key defence companies globally.

2002 as a Year of Change

2002 has been a year of change at Metal Storm. World economies have been in a constant state of flux; large companies have turned very conservative because of this potential fiscal instability; investments have been very difficult to finalize as the global stock markets waited to see the impact of 9/11 actions, as well as the impact of the US-Iraqi debate on the world community. We now know the outcome of that debate, but have had to deal with considerable confusion in 2002.

Despite this environment, Metal Storm has made progress for a small Australian company competing from a standing start in the international defence industry. Metal Storm is the only ASX listed Australian defence weapons company. In the US, the Metal Storm, Inc. office opened in

2001, adding the appropriate level of defence experienced executive staff in management and business development in 2002. Since that time the demand being placed on the company to respond to government defence agency programs has been unprecedented.

WHAT IS VERY IMPORTANT IS THAT THESE ACTIONS DEFINE THE CREATION OF VALUE AND OUR PATH TO REVENUE FOR THE COMPANY – I WOULD LIKE TO EXPLAIN THIS FURTHER.

What Has Been Accomplished in 2002

Accomplishments in 2002 can be viewed in three significant areas:

Structuring to improve business

Business Operations

Product Focus

Let me address the specifics in each of these three areas.

Structuring to Improve Business

Board of Directors

As a consequence of the company’s increasing focus on activities in the US and in recognition of US corporate governance best practice, changes have been made to the Metal Storm Board of Directors. The Chairman has discussed recent departures from the board; recent appointments include General Wayne Downing (ret) and Lt General Dan Christman (ret).

New Directors Were Added To the Board

Lieutenant General Daniel W. Christman (US Army retired) was appointed in June 2002 as a non-executive director. General Christman is President and Executive Director of the Kimsey Foundation.

General Wayne A. Downing (US Army retired) was welcomed back to the company with his reappointment as a director in late 2002. In October 2001 General Downing elected to vacate his Metal Storm directorship in view of his appointment by President Bush as National Director and Deputy National Security Advisor for Combating Terrorism.

Both of these gentlemen bring significant understanding of the US DoD and what is necessary to move product to revenue.

Strengthening the Management Team

Mr. Russell Zink was appointed Senior Vice President – Business Development in September 2002, with prime responsibility for generating R&D and production contracts, as well as securing teaming, partnering or licensing arrangements with major defence firms.

Ms Sylvie Moser-Savage was appointed Metal Storm’s Company Secretary in January 2003. Ms Moser-Savage has considerable experience in accounting, finance and administration, and we are very pleased with the work she is doing for the company.

The company has also announced the appointment of a new General Manager in Australia with responsibility for investor relations, and supporting business development and commercialisation opportunities in Australia, United Kingdom, Europe and Asia. Mr Ian Gillespie, who is also with us today, joined the company just this week. Before joining Metal Storm, Ian held positions of CEO and General Manager for both private and public companies. His experience and capabilities will significantly enhance our management team. Welcome aboard Ian.

The Metal Storm offices located in Brisbane and Arlington, Virginia have also made significant progress in working together as a single unit, operating virtually because of geographic separation. Management policies and procedures have been implemented that include regular staff conference calls, Tech Talk, where the technical issues of developing product are discussed on a weekly basis, and a Quarterly Management Review, which reviews the business development, the program operations, and the financials associated with the company operations.

Designating a More Robust US Structure

As part of our revenue enhancing strategy, the company is transitioning its US subsidiary, Metal Storm, Inc., to maximise the value returned to Metal Storm shareholders. Importantly, such a move will allow Metal Storm, Inc. to contract directly with US government and defence agencies in accordance with US DoD requirements. This will significantly widen the net of R&D funding open to Metal Storm, consolidate greater congressional support for our technology, and enhance our prospects for major, long-term commercial arrangements. Revenues derived in this manner will also open contractual income streams from R&D and prototype development contracts for Metal Storm to use in addition to shareholder funds as the company moves to become cash positive.

So What is the Value of an R&D Path in US

The nature of product development in the defence industry is linked directly to funded R&D programs. In simple terms, these programs are determined by defence identifying what weapons (products) it needs to maintain ‘cutting edge’ capabilities for its soldiers into the future. Having selected the capabilities required, the DoD fund R&D programs to ensure the capabilities are developed and supplied to the defence force. In the US alone, the 2003 budget allocated purely for defence Research, Development, Test and Evaluation, and Procurement is US$56.8 billion. Government funded R&D programs are an overriding priority for Metal Storm at this stage of the company’s development as they provide:

• an immediate revenue stream from R&D programs for Metal Storm;

• opportunities for close and highly productive collaboration with major, established defence companies, through formalised teaming agreements as well as expanding commercial and government agreements and pursuing further opportunities;

• an end concept/demonstrator product for marketing;

• ultimate production agreements following successful product marketing.

Business Operations

Our business operations are linked directly to the company vision. As we build Metal Storm for the future, the focus is on products for the Armed Forces and national security forces. But this must be done by returning value to Metal Storm shareholders.

I would now like to discuss the partners and programs by which this baseline for value is being built.

Technology Development Agreements and Partners

Development relationship and partnerships are very important to Metal Storm in progressing the technology. The following relationships, five of which have been recently agreed, are now in place with key partners that are integral to our product development and ultimately commercial success.

• DSTO Research Agreement – 40mm, 60mm and .50 calibre high pressure developments are conducted under this agreement with DSTO in Australia.

• NICO Pyrotechnics – Metal Storm has an agreement with NICO relating to the commercial development of munitions from the ADWS program.

• StratCom Teaming Agreement – This agreement is designed to lead to the development and production of specific ballistic products that can be integrated into StratCom’s stratospheric airship.

• Schappell Automation Corporation (SAC). This agreement has developed approved and funded SBIR programs with the US Army and Navy.

SAIC International Under our recently renewed non-exclusive teaming agreement, SAIC is active in seeking to place Metal Storm technologies into major US programs. Additionally, SAIC has been acting as a subcontractor to Metal Storm on the Smartgun program.

Curtiss-Wright Vista Controls Corporation

Metal Storm is teaming with the US-based VISTA Controls, Inc., a subsidiary of Curtiss-Wright Corporation, to research, develop, construct and demonstrate a Repeatable Access Denial System (RADS) based on Metal Storm’s technology. VISTA Controls brings substantial expertise to this program through its market-leading experience in designing and producing world class stabilization systems, fire control sub-systems, and related command and control software.

Focus On Product

Products Being Developed Under Contract

Metal Storm is currently involved in seven different contracts, five of which have been signed and announced since the last AGM –

• The Area Denial Weapon System (ADWS) program with the Defence Science and Technology Organisation (DSTO) will mature in 2003. Demonstrations of this 40mm pod system will follow and Metal Storm has already commenced developing the ADWS marketing plan. The ADWS weapon system will compete as an alternative to conventional land mines and has a wide range of additional applications including vehicle self defence and high value asset protection.

• The Advanced Individual Combat Weapon (AICW) program with the DSTO. This program, which includes Tenix as a consortium member, is progressing well and is expected to mature next year. The weapon will combine a standard 5.56mm barrel with an electronically fired Metal Storm 40mm barrel which will have the capability to rapidly fire a range of 40mm munitions.

• The National Institute of Justice Smartgun program. This program is currently being undertaken with the US Department of Justice to develop a handgun which operates only for the authorised user. This program takes Metal Storm’s VLe handgun and will provide in-depth analysis into the design, use, manufacturing processes and cost elements of delivering a production-safe firearm for the law enforcement community of the US, and potentially other friendly police and military forces internationally.

• The US Army SBIR program with Schappell Automation Corporation. This program provides for a lethal and less than lethal Metal Storm weapon pod system. The weapon can be hand held or mounted on a robot vehicle and has added value for use in peace keeping, homeland defence and anti-terrorism operations.

• The US Navy SBIR program with Schappell Automation Corporation. This program provides for a weapon system for use on navy vessels for close in threats and to provide local security for berthed ships.

• The ‘Frill Neck Lizard Interception Technology’ SBIR program with the US Missile Defense Agency and StratCom International LLC. This program is designed to use StratCom’s stratospheric airship platforms with Metal Storm’s technology to improve kill vehicle reliability by enlarging its destructive volume.

• The ‘Stratospheric Missile Intercept Launch System’ SBIR program with the US Missile Defense Agency and StratCom International LLC. This program combines the StratCom strategic airships wide area detection and tracking capability with Metal Storm electronic ballistics.

Metal Storm Internally Funded Projects

Metal Storm is not just reliant on securing defence programs to ensure its success. The company is pro-active in utilizing internal resources to advance product development, concurrent with seeking DoD R&D programs and other revenue related agreements. Using internal resources, a very successful firing demonstration occurred this week of a multi barrel pod system firing modified conventional 40mm projectiles converted into a stacked round Metal Storm configuration.

The outcomes of these firings represent significant technological progress which now allows the company to advance its munition development from kinetic and pyrotechnic projectiles through to a variety of lethal and less than lethal munitions to meet the capabilities demanded by customers from Metal Storm weapon systems. The company is currently in dialogue with a number of leading munition manufacturers in response to interest to produce Metal Storm munitions that will lead to demonstration in the US in the second half of 2003.

Revenue Streams and What’s Ahead

Success in winning R&D funding places Metal Storm technology into mainstream defence development programs. Metal Storm technology has already seen the company successful in four of five Small Business Innovation Research (SBIR) programs applied for. We expect that this success will lead to more SBIR programs and even greater government funding and related product.

A common thread through these programs is an intentional movement from conventional mechanical systems through to next generation defence systems which are small, fast, inexpensive, numerous and network-centric. Metal Storm technology is by its very nature a natural fit with this transformation as it can be simply and effectively integrated with future military networked weapon systems. Metal Storm provides a lightweight, modular, variable calibre, weapon solution which is the marriage of information and firepower being sought for the transformational weapons of the future.

Our future opportunities include numerous applications of the Metal Storm technology along with multiple customers of various agencies and Services. We look for the payoffs of these opportunities in the 2004-2006 timeframe. The significant opportunities are:

1.	A mine neutralization proposal with a major defense contractor for the US Army

2.	Metal Storm is partnered on seven different teams of the US Air Force’s Integrated Base Defense proposal that will be awarded in the second half of 2003.

3.	Metal Storm technology has been submitted for a proposal to be used as part of the defense for submarines and surface combatants against incoming torpedoes.

4.	There is further development and testing of the VLe handgun for use by law enforcement and defense personnel

So, as I close, I want to thank all of the members of the Metal Storm team for their dedication and their hard work throughout this last year. I also want to thank the board of Metal Storm for their unqualified support, commitment to this company, and their strategic counsel. But more importantly, I want to thank you, the shareholders of Metal Storm, who have provided support, and who share the faith in Metal Storm’s future.

Thank you.

Charles Vehlow

Chief Executive Officer

30 May, 2003

METAL STORM LIMITED

A.C.N. 064 270 006

Chairman’s Address to AGM

Good morning, ladies and gentlemen.

This last year has been a dynamic one for your company. That may surprise some of you because the progress being made internally has not been fully reflected in the external recognition of those achievements.

In part, perhaps a major part, which may be due to the company’s inability to finalise a licensing agreement, something we have been working on since our listing in 1999.

We have had a number of offers on which we have worked hard but we have ultimately rejected each one as not delivering value to Metal Storm shareholders.

During the course of the past 12 months and as a result of the time spent on these offers, we have come to understand that no one defence company can utilise the totality of the technology and as a consequence we needed to be much tighter in our licence parameters. As we came to better understand that, we saw that full value for the technology could best be obtained once major defence companies had worked with the technology as part of sponsored research and development work.

This has been a refocus for the company on our research and development base. One consequence of importance is the greater certainty of revenue streams in the short term, and the promise that we will have greater opportunities for license revenue in the long term.

Until earlier this year Metal Storm relied exclusively on government agencies to identify the paths down which the technology should proceed.

This had the advantage of increasing the probability for demand of the end product, but it has proceeded at a slower pace than Metal Storm might have preferred.

Our prime goal of commercial success, although recognised and accepted by the agencies, is not their guiding principle.

In response, the company is currently progressing two complimentary strategies.

•	Firstly we are independently moving rapidly with prototype development of systems which will satisfy a known military requirement. This is a more aggressive approach which will enable us to hasten recognition of capability and potential weapons systems generally.

•	Our second complimentary strategy is to redesign our corporate structure in the US so Metal Storm can be a prime contractor in defence R&D programs.

Previously, Metal Storm obtained all the new intellectual property from government R&D expenditure which used our technology and, on occasion, small payments for subcontract work. That was beneficial in many ways but we had only limited access to program revenue streams.

Our US company, Metal Storm Inc, will now undertake R&D contract work as a prime contractor. This work should be profitable and provide positive cash flow.

The result is that the company is now concentrating efforts on situations where we can conduct R&D development via funding which has been directly allocated by governments.

Significantly early progress in this area has been positive, and the company commenced 2003 with clear signs that additional revenue flow on from our expanding base of R&D programs will materialise as the year progresses.

Besides unlocking immediate income, securing additional R&D programs, particularly in the US, holds the strategic advantage of placing our technology squarely at the forefront of major defence development programs. It also positions the company on the radar screens of the leading international defence technology companies which are invariably involved with such programs. Over the past year Metal Storm has successfully augmented the range and extent of our existing R&D program commitments through securing a number of new funding arrangements. These arrangements, which open avenues for new applications of our technology, included four Small Business Innovation Research (SBIR) grants from the US Department of Defense.

The SBIR program typifies the type of funding programs the company will be vigorously pursuing for the foreseeable future. The SBIR program will remain a high priority for Metal Storm over the coming 12 months, based on the fact that four of the five applications involving Metal Storm technology to date, have been successful.

•	The first element of the company’s strategy was to readdress our R&D involvement.

•	The second has been to complete our US company structure to allow Metal Storm Limited to control the R&D funds its technology wins.

•	The third element has been to strengthen product development abilities by appointing Mike O’Dwyer as our Director Scientific Innovation, promoting Chuck Vehlow to Company CEO to concentrate on business development and, in the last week, to appoint Mr Ian Gillespie as our General Manager Australia.

Ian will have an important role with investors ensuring the market understands the real success the technology is obtaining against its milestones on the transition to positive cash flow and, in due course, commercial success.

As my colleagues will report, the company is progressing well. In recent days there has been the culmination of a number of significant product development stages. I will leave them to provide detail on that to you.

With all of these things in hand the company will be undertaking to have the linkages to positive cash flow better understood externally.

We map the path to commercialisation in this way:

•	Our own R&D initiatives will further demonstrate the capacity of the technology and lifts its profile as an enabling technology to government and other defence companies.

This should increase the number of funded R&D programs and increase the likelihood of specific, value adding licensing agreements with major defence companies.

•	Our ability to direct contract R&D programs will provide positive cash flow.

•	The positive cash flow will allow the company to undertake further R&D initiatives while holding the cash burn rate.

As an aside, the Board have worked on the cash burn target since Christmas to be around $500,000 per month.

•	The combination of these elements and a further capital injection will ensure the certainty that this technology is used in a broad range of profitable applications over time.

I have just mentioned the need for a further capital raising. Let me deal with this directly.

The company presently has about $5M cash on hand. Last August we raised $9M and the board received negative feedback then from our shareholders about the basis of that raising, and particularly its dilutive effect.

The Board is currently taking advice on this.

We have a desire to raise about $US10M within the next year but we would want to do that without further dilution of the equity holder’s position.

That may mean the issuance of hybrid equities or a debt/equity type security and we will keep shareholders informed on that. The Board’s purpose in this is, of course, to maximise the value of Metal Storm shares and we know we have a significant task upon us to have the true value of the company better reflected in the market.

As part of the internal changes already commented upon, two Directors recently resigned from the company to enable us to continue to obtain the consultancy services they provided with such good effect in recent years.

The board intends to appoint one Director to the casual vacancy so created in the near term. The person will be a very successful US businessman. At this stage I cannot share his identity with you but I expect to be able to make that announcement before the end of next month.

The two directors who have now left the Metal Storm board are my predecessor as Chairman, Mr Brett Heading and Peter Pursey. Both have served since the listing and have an invaluable contribution to the company’s future successes.

On behalf of the board and our shareholders I thank them for their unswerving support of the company and our strategic direction.

Finally, my thanks to the staff who work exceedingly hard. They are a major contributing factor to the company outcomes.

Ladies and Gentlemen, again thank you for your attention and attendance here today, and your support of Metal Storm.

WA Owens

Chairman

30 May 2003